1 Terminal Drive   •   Plainview, New York 11803 U.S.A.  •   Phone (516) 677-0200   •   Fax (516) 677-0380   •   www.veeco.com

BY EDGAR

December 12, 2012

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:                             Veeco Instruments Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 22, 2012

Form 8-K

Filed November 15, 2012

File No. 000-16244

Dear Mr. Vaughn:

This letter is submitted by Veeco Instruments Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed February 22, 2012, and the Company’s Form 8-K filed November 15, 2012, (File No. 000-16244), as set forth in your letter to John R. Peeler dated November 29, 2012.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 8-K

1.              We note that you filed a Form 12b-25 related to your Form 10-Q for the period ended September 30, 2012 due to the fact you are evaluating the timing of the revenue recognition for the sale of certain of your Metal Organic Chemical Vapor Deposition (MOCVD) systems and related upgrades to those systems. Please explain to us in detail the nature of the referenced revenue recognition transactions and the results of your evaluation of the transactions.  Please discuss and provide us with references to the specific authoritative U.S. GAAP that you are using when performing the evaluations.  Provide to us an estimate of when you intend to file your September 30, 2012 Form 10-Q. We may have further comments upon reviewing your response, your September 30, 2012 Form 10-Q and any other documents you file prior to the completion of this review.

RESPONSE:

The revenue transactions which are referenced in our Form 8-K and Form 12b-25 are sales of MOCVD systems, during the period from 2009 to the present, which were offered with certain upgrade opportunities and/or other items which may be subject to multiple element accounting under ASC 605-25 - Revenue Recognition:  Multiple Element Arrangements (formerly known as EITF 00-21 and EITF 08-01).  In our historic financial statements, we generally recognized revenue on the sale of an MOCVD system at the time of shipment and/or customer acceptance of the system.  We are undertaking a review of our historical application of the multiple element arrangement guidance as codified in ASC 605-25 which includes identification of elements in arrangements with customers, determining the separability of those elements into different units of accounting and the allocation of the arrangement’s consideration to those units, which may impact the timing and/or amount of revenue recognized.  If we are required to change the timing of recognition of any revenue, there could be a shift in some or all of the revenue between accounting periods.

Our outside counsel, Morrison Foerster LLP, is supervising the investigation of this matter, assisted by forensic accountants from FTI Consulting.  We are also working closely with our independent auditor, Ernst & Young LLP.

Our evaluation of these transactions is ongoing and we are handling this matter as expeditiously as possible.  We cannot estimate when we will complete our review or file our Form 10-Q.  Based on the analysis performed to date, we have not concluded that a restatement is required, but the review is continuing. We intend to file the Form 10-Q as soon as reasonably practicable after these accounting matters have been addressed.

The Company acknowledges that:

(1)                                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (516) 677-0200 x1301 with any further comments or questions you may have.

Sincerely,

VEECO INSTRUMENTS INC.

By:	/s/ David D. Glass
David D. Glass
Executive Vice President and Chief Financial Officer

cc:                                Tara Hawkins, Staff Accountant

Jay Webb, Reviewing Accountant